U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[x] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

_______________________________________________________________________________
1.   Name and Address of Reporting Person*

     Scanlan                      Melissa                 L.
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   (Last)                           (First)            (Middle)

     1212 W. Lill Ave.
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                                    (Street)

     Chicago                         IL                   60614
-------------------------------------------------------------------------------
   (City)                           (State)             (Zip)


_______________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     Comdisco, Inc. (CDO)
_______________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



_______________________________________________________________________________
4.   Statement for Month/Year


     January 2002
_______________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


_______________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


_______________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [x]  Form filed by more than one Reporting Person
_______________________________________________________________________________


===================================================================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
===================================================================================================================================
                                                                                                             6.
                                                              4.                              5.             Owner-
                                                              Securities Acquired (A) or      Amount of      ship
                                                 3.           Disposed of (D)                 Securities     Form:     7.
                                                 Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                   2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                 Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                  Date          ------------    Amount       or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                         (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                       01/2/2002       S               77,812      D     $ 0.5004                 I       by Nonexempt
                                                                                                                      Trust (1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                       01/4/2002       J            1,000,000      D                              I       by Nonexempt
                                                                                                                      Trust (1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                       01/7/2002       J              800,000      D                              I       by Nonexempt
                                                                                                                      Trust (1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                       01/9/2002       J              875,432      D                              I       by Nonexempt
                                                                                                                      Trust (1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     0            I       by Nonexempt
                                                                                                                      Trust (1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                       01/02/2002      S              233,438      D     $ 0.5004                 D       by D Pontikes
                                                                                                                      Trust (1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                    11,440,650    D       by D Pontikes
                                                                                                                      Trust (1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       112,624    I       by Gallegos
                                                                                                                      1995 Trust(2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       284,000    I       Remainder
                                                                                                                      Interest (2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       163,302    D       by
                                                                                                                      Ms. Scanlan
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                        14,443    I       by A Scanlan
                                                                                                                      Trust (3)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                         9,093    I       by K Scanlan
                                                                                                                      Trust (3)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       284,000    I       Remainder
                                                                                                                      Interest (3)
===================================================================================================================================

*    If the Form is filed by more than one Reporting  Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                Page 2 of 4


FORM 4 (continued)
===================================================================================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
===================================================================================================================================
                                                                                                                   10.
                                                                                                         9.        Owner-
                                                                                                         Number    ship
                                                                                                         of        Form
                   2.                                                                                    Deriv-    of
                   Conver-                    5.                              7.                         ative     Deriv-   11.
                   sion                       Number of                       Title and Amount           Secur-    ative    Nature
                   or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                   Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                   cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                   Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                 of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of           Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative         ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security           Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)         ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------


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===================================================================================================================================
Explanation of Responses:
(1) Melissa Scanlan and Victoria Gallegos are trustees of the Dorene Pontikes Trust ("D Pontikes Trust") and a majority of the trustees of the Non Exempt Marital Trust formed under the will of Kenneth N. Pontikes ("Nonexempt Trust").

(2) Beneficially owned only by Ms. Gallegos.

(3) Beneficially owned by Ms. Scanlan.



  /s/  Melissa L. Scanlan                                    January 9, 2002
--------------------------------------------            -----------------------
      **Signature of Reporting Person                            Date

      Melissa L. Scanlan, individually and
      on behalf of Victoria Gallego

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons wo are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                          Joint Filer Information



Issuer & Ticker Symbol:       Comdisco, Inc. (CDO)

Period Covered by Report:     January 1, 2002 - January 9, 2002



Name:                         Victoria Gallegos

Address:                      212 Stein Way
                              Orinda, CA 94563

Designated Filer:             Melissa L. Scanlan









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